

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 18, 2011

Mr. Lawrence J. Salva
Senior Vice President, Chief Accounting
Officer and Controller
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

>   **Re: Comcast Corporation**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 23, 2010**
>   **File No. 1-32871**

Dear Mr. Salva:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director